December 13, 2010

VIA FEDEX AND EDGAR

Re:	Nielsen Holdings B.V.
Registration Statement on Form S-1
File No. 333-167271

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs and Ms. Woo:

On behalf of Nielsen Holdings B.V. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value €0.07 per share, marked to show changes from Amendment No. 4 to the Registration Statement as filed on November 1, 2010. The Registration Statement has been revised in response to the Staff’s comments, as well as to include an offering of Mandatory Convertible Subordinated Bonds and related disclosure.

In addition, we are providing the following response to your comment letter, dated November 17, 2010, regarding Amendment No. 4 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 5. The responses and information described below are based upon information provided to us by the Company.

SECURITIES AND EXCHANGE COMMISSION	2	December 13, 2010

General

1.	We note that you recently declared a special dividend of $7 million to existing shareholders. Please tell us what consideration you have given to clarifying the statement on page 8 that you “do not intend to pay dividends” on your common stock for the foreseeable future to reflect that you recently paid a special dividend. Please also revise the prospectus summary on pages 6-7 to disclose this dividend to the Sponsors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 9 of Amendment No. 5.

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SECURITIES AND EXCHANGE COMMISSION	3	December 13, 2010

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Nielsen Holdings B.V.
James W. Cuminale, Esq.